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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C. 20549

                         FINAL AMENDMENT TO SCHEDULE 14D-1

                         TENDER OFFER STATEMENT PURSUANT TO
              SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                        AND

                                    SCHEDULE 13D

                   STATEMENT OF BENEFICIAL OWNERSHIP PURSUANT TO
                SECTION 13(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                           ABR INFORMATION SERVICES, INC.
                             (Name of Subject Company)

                              SPRING ACQUISITION CORP.
                                CERIDIAN CORPORATION
                                     (Bidders)

                   VOTING COMMON STOCK, PAR VALUE $0.01 PER SHARE
                           (Title of Class of Securities)

                                    00077R 10 8
                       (CUSIP Number of Class of Securities)

                                   GARY M. NELSON
                                CERIDIAN CORPORATION
                               8100 34TH AVENUE SOUTH
                           MINNEAPOLIS, MINNESOTA  55425
                                   (612) 853-4291

              (Name, Address and Telephone Number of Person Authorized
            to Receive Notices and Communications on Behalf of Bidders)

                                  with copies to:

                                 TIMOTHY J. SCALLEN
                                  THOMAS C. THOMAS
                          OPPENHEIMER WOLFF & DONNELLY LLP
                                 PLAZA VII BUILDING
                              45 SOUTH SEVENTH STREET
                            MINNEAPOLIS, MINNESOTA 55402
                                   (612) 607-7000

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CUSIP No. 00077R 10 8                                       14D-1/A and 13D
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1)   NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
     Ceridian Corporation
       52-0278528
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2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a)  [   ]
     (b)  [   ]
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3)   SEC USE ONLY

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4)   SOURCE OF FUNDS
       BK, AF, WC, OO
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5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
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6)   CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
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                         7)   SOLE VOTING POWER
                                28,303,894

                         -------------------------------------------------------
                         8)   SHARED VOTING POWER

NUMBER OF
SHARES                   -------------------------------------------------------
BENEFICIALLY             9)   SOLE DISPOSITIVE POWER
OWNED BY EACH                   28,303,894
REPORTING
PERSON                   -------------------------------------------------------
WITH                     10)   SHARED DISPOSITIVE POWER


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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        28,303,894
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12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [   ]
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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.4%
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14)   TYPE OF REPORTING PERSON
        CO
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CUSIP No. 00077R 10 8                                       14D-1/A and 13D
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1)    NAME OF REPORTING PERSON AND S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
PERSON
      Spring Acquisition Corp.

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2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [   ]
      (b) [   ]
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3)    SEC USE ONLY

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4)    SOURCE OF FUNDS
        AF
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5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(D) OR 2(E)  [   ]
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6)    CITIZENSHIP OR PLACE OF ORGANIZATION
        Florida
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                         7)   SOLE VOTING POWER
                                28,303,894

                         -------------------------------------------------------
                         8)   SHARED VOTING POWER

NUMBER OF
SHARES                   -------------------------------------------------------
BENEFICIALLY             9)   SOLE DISPOSITIVE POWER
OWNED BY EACH                   28,303,894
REPORTING
PERSON                   -------------------------------------------------------
WITH                     10)   SHARED DISPOSITIVE POWER


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11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  28,303,894
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12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [   ]
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13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        98.4%
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14)   TYPE OF REPORTING PERSON
        CO
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     This Final Amendment to the Tender Offer Statement on Schedule 14D-1 filed on May 7, 1999, as thereafter amended (as amended, the "Schedule 14D-1"), by Spring Acquisition Corp., a Florida corporation (the "Purchaser"), and a wholly owned subsidiary of Ceridian Corporation, a Delaware corporation ("Parent"), with respect to the tender offer to purchase all of the outstanding shares of the voting common stock, par value $0.01 per share (collectively, the "Shares"), of ABR Information Services, Inc., a Florida corporation (the "Company"), at $25.50 per share, net to the sellers in cash, without interest, hereby amends such Schedule 14D-1 to add the following information.

     Unless otherwise indicated, the capitalized terms used herein shall have the meanings specified in the Schedule 14D-1, including the Offer to Purchase filed as Exhibit (a)(1) thereto. This Tender Offer Statement shall also constitute an initial Schedule 13D.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Items 6(a) and (b) of the Schedule 14D-1 are hereby amended and supplemented by adding thereto the following:

     The Offer expired at 12:00 midnight, New York City time, on June 4, 1999. Based on a preliminary count, 28,303,894 Shares of ABR Information Services, Inc. were validly tendered and not withdrawn (including 724,616 Shares which were tendered pursuant to guaranteed delivery procedures). On June 7, 1999, subject to the terms of the Offer, Ceridian, through a wholly owned subsidiary, accepted for purchase and purchased all ABR Shares validly tendered and not withdrawn prior to the expiration of the Offer. As a result, Ceridian now beneficially owns approximately 98.4% of the total number of outstanding Shares of voting common stock of ABR. Payment for Shares validly tendered and not withdrawn is expected to be made by The Bank of New York, acting as depositary for the tender offer, promptly in accordance with the terms of the Offer. On June 7, 1999, Parent issued a press release announcing the completion of the Offer. The full text of the press release is attached hereto as Exhibit (g)(2) and is incorporated by reference herein.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended and supplemented by adding thereto the following:

     On June 7, 1999, Parent signed a Credit Agreement with Bank of America National Trust and Savings Association on substantially the same terms set forth in the Commitment.

     On June 7, 1999, Parent issued a press release announcing the completion of the Offer. The full text of the press release is attached hereto as Exhibit
(g)(2) and is incorporated by reference herein.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

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     (b)(4)    Credit Agreement, dated as of June 7, 1999, by and among Ceridian
               Corporation and Bank of America National Trust and Savings Association.

     (g)(2)    Text of Press Release dated June 7, 1999.


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                                     SIGNATURES

     After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 1999                    CERIDIAN CORPORATION


                                        By:       /s/ Gary M. Nelson
                                             -----------------------------------
                                             Gary M. Nelson
                                             VICE PRESIDENT, GENERAL COUNSEL AND
                                             SECRETARY


                                        SPRING ACQUISITION CORP.


                                        By:       /s/ Gary M. Nelson
                                             -----------------------------------
                                             Gary M. Nelson
                                             PRESIDENT AND CHIEF EXECUTIVE
                                             OFFICER

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                                   EXHIBIT INDEX


EXHIBIT NO.                                  DESCRIPTION
-----------                                  -----------

  (b)(4) Credit Agreement, dated as of June 7, 1999, by and among Ceridian Corporation and Bank of America National Trust and Savings Association.

  (g)(2)       Text of Press Release dated June 7, 1999